Exhibit 99.1

Ardmore Shipping Corporation Announces Financial Results For The Three and Nine Months Ended September 30, 2026

HAMILTON, Bermuda, November 3, 2026 - Ardmore Shipping Corporation (NYSE: ASC) (“Ardmore”, the “Company” or “we”) today announced results for the three and nine months ended September 30, 2026.

Highlights and Recent Activity

●	Reported net income attributable to common stockholders of $16.3 million for the three months ended September 30, 2026, or $0.40 earnings per basic and diluted share, compared to net income attributable to common stockholders of $12.1 million, or $0.30 earnings per basic and diluted share, for the three months ended September 30, 2025. We reported Adjusted earnings of $16.3 million for the three months ended September 30, 2026, or $0.40 Adjusted earnings per basic and diluted share, compared to Adjusted earnings of $12.6 million for the three months ended September 30, 2025, or $0.31 Adjusted earnings per basic and diluted share. (See reconciliation of net income to Adjusted earnings in the Non-GAAP Measures section).

●	Reported net income attributable to common stockholders of $100.4 million for the nine months ended September 30, 2026, or $2.46 earnings per basic share and $2.45 earnings per diluted share, compared to net income attributable to common stockholders of $26.7 million, or $0.66 earnings per basic and diluted share, for the nine months ended September 30, 2025. We reported Adjusted earnings of $88.2 million for the nine months ended September 30, 2026, or $2.16 Adjusted earnings per basic share, and $2.15 per diluted share, compared to Adjusted earnings of $27.2 million, or $0.67 Adjusted earnings per basic and diluted share for the nine months ended September 30, 2025. (See reconciliation of net income to Adjusted earnings in the Non-GAAP Measures section with the main driver of the variance being the $12.2 million gain on the sale of the Ardmore Engineer in June 2026).

●	MR tankers earned an average spot TCE rate of $27,031 per day for the three months ended September 30, 2026. Chemical tankers earned an average spot TCE rate of $23,266 per day for the three months ended September 30, 2026. Based on approximately 45% of total revenue days currently fixed for the fourth quarter of 2026, the average spot TCE rate is approximately $57,600 per day for MR tankers; based on approximately 60% of total revenue days currently fixed for the fourth quarter of 2026, the average spot TCE rate for chemical tankers is approximately $30,100 per day.

●	Consistent with the Company’s variable dividend policy of paying out dividends on its shares of common stock equal to two-thirds of Adjusted earnings, the Board of Directors declared a cash dividend on November 3, 2026, of $0.27 per common share for the quarter ended September 30, 2026. The dividend will be paid on December 15, 2026, to all shareholders of record on November 27, 2026.

●	During the third quarter of 2026, the Company agreed to the opportunistic sale of the Ardmore Endeavour (2013-built, STX, no scrubber) for $34.3 million. The vessel was delivered to the buyer in October 2026.

●	As previously announced, the Company exercised its options for a further two 40,500 dwt Handysize tankers to be built at Wuhu Shipyard. This expands the original order to six vessels in total on similar terms, and the Company has no further newbuilding options outstanding. The deliveries of these six vessels are scheduled from late 2028 and onwards.

Gernot Ruppelt, the Company’s Chief Executive Officer, commented:

“Already-strong market momentum has accelerated into the fourth quarter, with MR spot bookings at a large multiple of our cash breakeven. Against a backdrop of positive long-term demand fundamentals and an aging fleet, tankers continue to play a vital role in bridging global energy markets at a time when geopolitical disruption is driving scarcity premiums for key commodities.

We continue to execute our capital allocation policy in a disciplined manner; returning capital to shareholders equal to two-thirds of Adjusted earnings while simultaneously investing in value-driven fleet renewal and growth. Our decisions remain grounded in our long-term strategy and our strong governance.”

Third Quarter 2026 Highlights and Recent Developments

Fleet

Fleet Operations and Employment

As of September 30, 2026, the Company had 24 vessels in operation consisting of 18 owned Eco-Design MR tankers ranging in size from 49,400 deadweight tonnes (“dwt”) to 50,200 dwt and six owned Eco-Design IMO 2 product/chemical tankers ranging in size from 25,000 dwt to 37,800 dwt.

MR Tankers (IMO 2/3: 49,400 – 50,200 dwt)

Below is a summary of the average daily MR Tanker spot TCE rates earned during the third quarter of 2026 and rates thus far in the fourth quarter of 2026, together with the corresponding percentage of currently fixed total revenue days for the fourth quarter:

	3Q 2026 Average Daily TCE	4Q 2026 As of November 3, 2026
		Average Daily TCE	% Fixed
Spot MR Tankers	$27,031	$57,600	45%

Product / Chemical Tankers (IMO 2: 25,000 – 37,800 dwt)

Below is a summary of the average daily Chemical Tanker spot TCE rates earned during the third quarter of 2026 and rates thus far in the fourth quarter of 2026, together with the corresponding percentage of currently fixed total revenue days for the fourth quarter:

	3Q 2026 Average Daily TCE	4Q 2026 As of November 3, 2026
		Average Daily TCE	% Fixed
Spot Chemical Tankers	$23,266	$30,100	60%

Drydocking

The Company currently does not have any scheduled drydocking days in the fourth quarter of 2026.

Newbuildings

As previously announced, in August 2026, the Company exercised its options for a further two 40,500 dwt Handysize tankers to be built at Wuhu Shipyard. This expands the original order to six vessels in total on similar terms, and the Company has no further newbuilding options outstanding. The deliveries of these six vessels are scheduled from late 2028 and onwards.

In the third quarter of 2026, the Company paid $18.4 million as installments for two of the newbuildings. The table below summarizes the estimated remaining installment payments for the six vessels under order or construction as of November 3, 2026(1).

	Amount	Number of vessels expected to be delivered
In millions of U.S. Dollars
2026 (Balance of the year)	$36.9	—
2027	9.2	—
2028	68.9	1
2029	119.7	4
2030	23.1	1
	$257.8	6

(1) The installment payments are estimates only and are subject to change as construction progresses.

Dividend on Common Shares

Consistent with the Company’s variable dividend policy of paying out dividends on its shares of common stock equal to two-thirds of Adjusted earnings, as calculated for dividends (see “Adjusted earnings (for purposes of dividend calculation)” in the Non-GAAP Measures section), the Board of Directors declared a cash dividend on November 3, 2026, of $0.27 per common share for the quarter ended September 30, 2026. The dividend will be paid on December 15, 2026, to all shareholders of record on November 27, 2026.

Vessel Sale

During the third quarter of 2026, the Company agreed to the opportunistic sale of the Ardmore Endeavour (2013-built, STX, no scrubber) for $34.3 million. The vessel was delivered to the buyer in October 2026.

Geopolitical Conflicts

Geopolitical tensions cause volatility in the market. The ongoing conflicts in the Middle East have significantly disrupted shipping transits via the Strait of Hormuz, a major oil and gas trade route. This increases security concerns and uncertainty. In addition, the conflict in Ukraine has significantly increased tanker demand and rates by reordering global oil trading patterns. Changes in or resolution of these conflicts may lead to a reversal of these trading patterns or other effects that could significantly decrease tanker demand, rates and values.

Since mid-December 2023, Houthi rebels in Yemen have carried out numerous attacks on vessels in the Red Sea. As a result of these attacks, many shipping companies have routed their vessels away from transiting the Red Sea, which has affected trading patterns, rates, and expenses. Following a pause in late 2025, Houthi attacks on commercial vessels in the Red Sea resumed in 2026 and maritime security concerns in the region remain elevated.

Further escalation or expansion of international hostilities could continue to affect the price of crude oil and the oil industry, the tanker industry, demand for our services and our business, results of operations, financial condition, and cash flows.

Geopolitical and Economic Uncertainty

Governments continue to take actions to implement new or increased tariffs on foreign imports and port fees. These activities have resulted in tariffs being levied on various goods and commodities, which may trigger an escalation of trade wars. These actions have been disruptive to global markets, resulting in significant volatility in stock and commodity prices and an increase in general global economic uncertainty, including the risk of economic recessions. As a result of the rapidly changing and unpredictable geopolitical climate, the shipping industry is experiencing uncertainty as to future vessel demand, trade routes, rates and operating costs.

Results for the Three Months Ended September 30, 2026 and 2025

The Company reported net income attributable to common stockholders of $16.3 million for the three months ended September 30, 2026, or $0.40 earnings per basic and diluted share, as compared to net income attributable to common stockholders of $12.1 million, or $0.30 earnings per basic and diluted share, for the three months ended September 30, 2025.

Results for the Nine Months Ended September 30, 2026 and 2025

The Company reported net income attributable to common stockholders of $100.4 million for the nine months ended September 30, 2026, or $2.46 earnings per basic share and $2.45 per diluted share, as compared to net income attributable to common stockholders of $26.7 million, or $0.66 earnings per basic and diluted share, for the nine months ended September 30, 2025.

Management’s Discussion and Analysis of Financial Results for the Three Months Ended September 30, 2026 and 2025

Revenue. Revenue for the three months ended September 30, 2026, was $87.7 million, an increase of $6.5 million from $81.2 million for the three months ended September 30, 2025. The Company’s average number of operating vessels was 24.6 for the three months ended September 30, 2026, compared to 26.8 for the three months ended September 30, 2025.

The Company had 1,715 spot revenue days for the three months ended September 30, 2026, compared to 1,938 for the three months ended September 30, 2025. The Company had 19 vessels employed directly in the spot market as of September 30, 2026, compared to 22 vessels as of September 30, 2025. In addition, the Company had four product tankers and one chemical tanker employed under time charters as of September 30, 2026, consistent with four product tankers and one chemical tanker as of September 30, 2025. Revenue days derived from time charters increased to 502 for the three months ended September 30, 2026, from 378 for the three months ended September 30, 2025.

The increase in revenue during the three months ended September 30, 2026 was primarily driven by higher spot charter rates, which increased revenue by $11.1 million. This was partially offset by a reduction in spot revenue days, which decreased revenue by $8.4 million. Increased employment of vessels under time charters resulted in a further $3.8 million increase in revenue. Together, these factors resulted in a net increase in revenue of $6.5 million for the three months ended September 30, 2026.

Voyage Expenses. Voyage expenses were $34.0 million for the three months ended September 30, 2026, an increase of $5.5 million from $28.5 million for the three months ended September 30, 2025. The increase was primarily driven by higher bunker prices, partially offset by a decrease in spot revenue days.

TCE Rate. The average TCE rate for the Company’s fleet was $25,358 per day for the three months ended September 30, 2026, an increase of $1,883 per day from $23,475 per day for the three months ended September 30, 2025. TCE rates represent net revenues (a non-GAAP measure representing revenue less voyage expenses) divided by revenue days. Net revenue utilized to calculate TCE is determined on a discharge-to-discharge basis, which is different from how the Company records revenue under U.S. GAAP.

Vessel Operating Expenses. Vessel operating expenses were $18.5 million for the three months ended September 30, 2026, an increase of $2.1 million from $16.4 million for the three months ended September 30, 2025. The increase is primarily due to a full quarter of expenses for the three owned vessels added to the fleet late in the third quarter of 2025. Vessel operating expenses can be prone to fluctuations between periods.

Charter Hire Costs. Total charter hire expenses were $1.3 million for the three months ended September 30, 2026, a decrease of $3.3 million from $4.6 million for the three months ended September 30, 2025. This reduction is a result of having one chartered-in vessel for the majority of the three months ended September 30, 2026, compared to four for the majority of the three months ended September 30, 2025. Total charter hire expenses in the third quarter of 2026 were comprised of an operating expense component of $0.7 million and a vessel lease expense component of $0.6 million (September 30, 2025: $2.4 million and $2.2 million, respectively).

Depreciation. Depreciation expense for the three months ended September 30, 2026 was $9.2 million, an increase of $0.4 million from $8.8 million for the three months ended September 30, 2025. This increase is primarily due to a full quarter of depreciation expense for the three owned vessels added to the fleet late in the third quarter of 2025. This is partially offset by the sale of the Ardmore Engineer, classified as held for sale in March 2026 and sold in June 2026, and the Ardmore Endeavour, classified as held for sale in September 2026.

Amortization of Deferred Drydock Expenditures. Amortization of deferred drydock expenditures for the three months ended September 30, 2026 was $1.7 million, generally consistent with $1.6 million for the three months ended September 30, 2025. The deferred costs of drydockings for a given vessel are amortized on a straight-line basis to the next scheduled drydocking of the vessel.

General and Administrative Expenses: Corporate general and administrative expenses for the three months ended September 30, 2026 were $4.6 million, a decrease of $0.7 million from $5.3 million for the three months ended September 30, 2025. This is driven by lower legal fees (related to last year’s debt refinancings) in the three months ended September 30, 2026, as compared to the three months ended September 30, 2025.

General and Administrative Expenses: Commercial and Chartering expenses are the expenses attributable to Ardmore’s chartering and commercial operations departments in connection with its spot trading activities. Commercial and chartering expenses for the three months ended September 30, 2026 were $1.1 million, consistent with $1.1 million for the three months ended September 30, 2025.

Interest Expense and Finance Costs. Interest expense and finance costs for the three months ended September 30, 2026 were $1.0 million, a decrease of $0.7 million from $1.7 million for the three months ended September 30, 2025. The decrease was primarily due to a lower average balance drawn down across the quarter on the Company’s revolving credit facilities. Included in the amount for the three months ended September 30, 2026 is amortization of deferred finance fees of $0.2 million, consistent with $0.2 million for the three months ended September 30, 2025.

Loss on Extinguishment of Debt. The Company did not record any loss on extinguishment of debt during the three months ended September 30, 2026, as compared to a loss on extinguishment of debt of $0.5 million recorded during the three months ended September 30, 2025. This was related to the partial write-off of deferred finance fees associated with the Company’s previous revolving credit facility.

Liquidity

As of September 30, 2026, the Company had $301.1 million in liquidity available, including cash and cash equivalents of $47.5 million (December 31, 2025: $46.8 million) and amounts available and undrawn under its revolving credit facilities of $253.6 million (December 31, 2025: $225.4 million).

Conference Call

The Company plans to host a conference call on November 3, 2026, at 10:00 a.m. Eastern Time to discuss its financial results for the quarter ended September 30, 2026. All interested parties are invited to listen to the live conference call and review the related slide presentation by choosing from the following options:

1.	By dialing 800-836-8184 (U.S.) or +1-646-357-8785 (International) and referencing “Ardmore Shipping.”
2.	By accessing the live webcast at Ardmore’s website at www.ardmoreshipping.com

Participants should dial into the call 10 minutes before the scheduled time.

If you are unable to participate at this time, an audio replay of the call will be available through November 10, 2026 at 888-660-6345 or 646-517-4150. Enter the passcode 40219 to access the audio replay. A recording of the webcast, with associated slides, will also be available on the Company’s website. The information provided on the teleconference is only accurate at the time of the conference call, and the Company takes no responsibility for providing updated information.

About Ardmore Shipping Corporation

Ardmore delivers energy, mobility, and essential commodities, supporting global trade through the seaborne transportation of refined petroleum products, chemicals and other liquid goods. Operating as a fully integrated shipping company, all core commercial, technical, operational, and corporate functions are conducted within the Ardmore company structure. Through its global platform, Ardmore maintains direct control over asset management, operations, and commercial execution, promoting consistent standards, efficiency, and accountability across the fleet.

Ardmore’s core strategy is centered on the continued development and operation of a modern, high-quality fleet of product and chemical tankers, while continually evolving and innovating across the business to position the Company optimally for the future, leveraging its fully integrated model to build long-term customer relationships and maintain a sharp focus on cost, safety, and performance optimization.

Ardmore provides its services through voyage and time-charter arrangements, delivering reliable and efficient transportation services to its first-class customer base — all guided and coordinated by our team members at sea and ashore.

Ardmore Shipping Corporation

Unaudited Condensed Consolidated Balance Sheets

	As of
In thousands of U.S. Dollars, except as indicated	September 30, 2026	December 31, 2025
ASSETS
Current assets
Cash and cash equivalents	47,481	46,845
Receivables, net of allowance for credit losses of $1.3 million (2025: $1.3 million)	66,324	47,537
Prepaid expenses and other assets	2,678	3,687
Advances and deposits	2,449	4,869
Inventories	14,296	8,912
Vessel held for sale	22,062	—
Total current assets	155,290	111,850

Non-current assets
Investments and other assets, net	4,898	4,983
Vessels and vessel equipment, net	569,182	638,123
Advances for vessels under construction	18,662	—
Deferred drydock expenditures, net	20,434	27,068
Advances for vessel equipment	2,655	—
Deferred finance fees, net	4,254	4,920
Operating lease, right-of-use asset	1,403	1,780
Total non-current assets	621,488	676,874

TOTAL ASSETS	776,778	788,724

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	9,700	5,066
Accrued expenses and other liabilities	15,832	18,585
Deferred revenue	3,597	1,598
Current portion of operating lease obligations	421	598
Total current liabilities	29,550	25,847

Non-current liabilities
Non-current portion of long-term debt	61,215	127,000
Non-current portion of operating lease obligations	1,024	1,272
Other non-current liabilities	268	268
Total non-current liabilities	62,507	128,540

TOTAL LIABILITIES	92,057	154,387

Stockholders’ equity
Common stock	444	443
Additional paid in capital	480,407	478,619
Treasury stock	(33,524)	(33,524)
Retained earnings	237,394	188,799
Total stockholders’ equity	684,721	634,337

TOTAL LIABILITIES AND EQUITY	776,778	788,724

Ardmore Shipping Corporation

Unaudited Condensed Consolidated Statements of Operations

	Three Months Ended		Nine Months Ended
In thousands of U.S. Dollars except per share and share data	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Revenue, net	87,711	81,245	291,841	227,287

Voyage expenses	(33,972)	(28,465)	(89,730)	(84,674)
Vessel operating expenses	(18,505)	(16,425)	(55,263)	(47,046)
Time charter-in
Operating expense component	(657)	(2,373)	(1,686)	(8,395)
Vessel lease expense component	(605)	(2,183)	(1,552)	(7,725)
Depreciation	(9,194)	(8,755)	(27,713)	(24,308)
Amortization of deferred drydock expenditures	(1,725)	(1,621)	(5,299)	(3,799)
General and administrative expenses
Corporate	(4,648)	(5,265)	(14,471)	(15,046)
Commercial and chartering	(1,139)	(1,089)	(3,498)	(3,577)
Gain on vessel sold	—	—	12,201	—
Interest expense and finance costs	(1,042)	(1,744)	(4,869)	(3,721)
Loss on extinguishment of debt	—	(469)	—	(469)
Interest income	214	188	693	603

Income before taxes and equity method investments	16,438	13,044	100,654	29,130

Income tax	(44)	(137)	(105)	(202)
Loss from equity method investments	(46)	(121)	(102)	(288)

Net Income	16,348	12,786	100,447	28,640

Preferred dividends	—	(643)	—	(1,907)

Net Income attributable to common stockholders	16,348	12,143	100,447	26,733

Earnings per share, basic	0.40	0.30	2.46	0.66
Earnings per share, diluted	0.40	0.30	2.45	0.66

Adjusted earnings (1)	16,348	12,612	88,246	27,202
Adjusted earnings per share, basic	0.40	0.31	2.16	0.67
Adjusted earnings per share, diluted	0.40	0.31	2.15	0.67

Weighted average number of shares outstanding, basic	40,851,870	40,694,411	40,804,228	40,599,862
Weighted average number of shares outstanding, diluted	40,999,114	40,712,341	41,001,711	40,740,174

(1)	Adjusted earnings is a non-GAAP measure and is defined and reconciled under the “Non-GAAP Measures” section.

Ardmore Shipping Corporation

Unaudited Condensed Consolidated Statements of Cash Flows

	Nine Months Ended
In thousands of U.S. Dollars	September 30, 2026	September 30, 2025
CASH FLOWS FROM OPERATING ACTIVITIES

Net income	100,447	28,640
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	27,713	24,308
Amortization of deferred drydock expenditures	5,299	3,799
Share-based compensation	1,789	1,908
Gain on vessel sold	(12,201)	—
Amortization of deferred finance fees	666	783
Loss on extinguishment of debt	—	469
Operating lease ROU - lease liability, net	(49)	260
Loss from equity method investments	102	288
Deferred drydock payments	(2,943)	(12,484)
Changes in operating assets and liabilities:
Receivables	(18,787)	7,298
Prepaid expenses and other assets	97	1,123
Advances and deposits	2,420	717
Inventories	(5,384)	1,304
Accounts payable	2,460	(2,631)
Accrued expenses and other liabilities	340	(521)
Deferred revenue	1,999	173
Net cash provided by operating activities	103,968	55,434

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of vessels, net	35,145	—
Payments for acquisition of vessels and vessel equipment, including deposits	(2,442)	(113,416)
Advances for vessels under construction	(18,662)	—
Advances for vessel equipment	(481)	(5,366)
Proceeds from hull and machinery claims	912	—
Payments for other non-current assets	(168)	(257)
Net cash provided by / (used in) investing activities	14,304	(119,039)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from revolving facilities, net	41,359	152,493
Repayments on revolving facilities	(107,143)	(78,796)
Payment of common share dividends	(51,852)	(8,116)
Payment of preferred share dividends	—	(1,907)
Net cash (used in) / provided by financing activities	(117,636)	63,674

Net increase in cash and cash equivalents	636	69

Cash and cash equivalents at the beginning of the year	46,845	46,988

Cash and cash equivalents at the end of the period	47,481	47,057

Ardmore Shipping Corporation

Unaudited Other Operating Data

	Three Months Ended		Nine Months Ended
	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
In thousands of U.S. Dollars except Fleet Data
Adjusted EBITDA(1)	28,185	25,445	125,641	60,824
Adjusted EBITDAR(1)	28,790	27,628	127,193	68,549

AVERAGE DAILY DATA

Fleet TCE per day(2)	25,358	23,475	30,643	22,219

Fleet operating expenses per day(3)	7,257	6,918	7,305	6,970
Technical management fees per day(4)	518	493	528	517
	7,775	7,411	7,833	7,487

MR Tankers Spot TCE per day(2)	27,031	25,538	36,772	23,422
Vessel operating expenses per day(5)	7,849	7,455	7,962	7,570

Chemical Tankers Spot TCE per day(2)	23,266	22,611	24,353	20,149
Vessel operating expenses per day(5)	7,553	7,282	7,432	7,259

FLEET
Average number of operating vessels	24.6	26.8	25.5	26.3

(1)	Adjusted EBITDA and Adjusted EBITDAR are non-GAAP measures and are defined and reconciled to the most directly comparable U.S. GAAP measure under the section of this release entitled “Non-GAAP Measures.”
(2)	Time Charter Equivalent (“TCE”) rate, a non-GAAP measure, represents net revenues (a non-GAAP measure representing revenues less voyage expenses) divided by revenue days. Revenue days are the total number of calendar days the vessels are in the Company’s possession less off-hire days generally associated with drydocking or repairs and idle days associated with repositioning of vessels held for sale. Net revenue utilized to calculate the TCE rate is determined on a discharge-to-discharge basis, which is different from how the Company records revenue under U.S. GAAP. Under discharge to discharge, revenue is recognized beginning from the discharge of cargo from the prior voyage to the anticipated discharge of cargo in the current voyage, and voyage expenses are recognized as incurred.
(3)	Fleet operating expenses per day are routine operating expenses and comprise crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. These amounts do not include expenditures related to vessel upgrades and enhancements or other non-routine expenditures, which were expensed during the period.
(4)	Technical management fees consist of payments to Anglo Ardmore Ship Management Limited, a joint venture entity of which we own 50%.
(5)	Vessel operating expenses per day include technical management fees.

Non-GAAP Measures

EBITDA + vessel lease expense component (i.e., EBITDAR) and Adjusted EBITDAR

EBITDAR is defined as EBITDA (i.e., earnings before interest, taxes, depreciation and amortization) plus the vessel lease expense component of total charter hire expense for chartered-in vessels. Adjusted EBITDAR is defined as EBITDAR before certain items that Ardmore believes are not representative of its operating performance, including gain or loss on sale of vessels.

For the three months ended September 30, 2026, the Company recognized total charter hire expense of $1.3 million in respect of time charter-in vessels under operating leases. The total expense includes (i) $0.6 million in respect of the right to use the leased assets (i.e., vessel lease expense component), and (ii) $0.7 million in respect of the costs of operating the vessels (i.e., operating expense component). Under U.S. GAAP, the expense related to the right to use the leased assets (i.e., capital component) is treated as an operating item on the Company’s consolidated statement of operations, and is not added back in its calculation of EBITDA. The treatment of operating lease expenses differs under U.S. GAAP as compared to international financial reporting standards (“IFRS”). Under IFRS, the expense of an operating lease is presented in depreciation and interest expense.

Many companies in Ardmore’s industry report under IFRS; the Company therefore uses EBITDAR and Adjusted EBITDAR as tools to compare its valuation with the valuation of these other companies in its industry. The Company does not use EBITDAR and Adjusted EBITDAR as measures of performance or liquidity. The Company presents below reconciliations of net income / (loss) attributable to common stockholders to EBITDAR (which includes an adjustment for vessel lease operating expenses) and Adjusted EBITDAR.

EBITDAR and Adjusted EBITDAR, as presented, may not be directly comparable to similarly titled measures presented by other companies. In addition, EBITDAR and Adjusted EBITDAR should not be viewed as measures of overall performance since they exclude vessel rent, which is a normal, recurring cash operating expense related to the Company’s in-chartering of vessels that is necessary to operate its business. Accordingly, you are cautioned not to place undue reliance on this information.

EBITDA, Adjusted EBITDA, Adjusted Earnings and Adjusted Earnings (for purposes of dividend calculation)

EBITDA, Adjusted EBITDA and Adjusted earnings are not measures prepared in accordance with U.S. GAAP and are defined and reconciled below. EBITDA is defined as earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA before certain items that Ardmore believes are not representative of its operating performance, including gain or loss on sale of vessels, gain or loss on extinguishment, unrealized gains/(losses) on derivatives and profit/(loss) on equity method investments. Adjusted earnings excludes certain items from net income attributable to common stockholders, including gain or loss on sale of vessels and write-off of deferred finance fees (i.e., loss on extinguishment) because they are considered to not be representative of the Company’s operating performance.

EBITDA, Adjusted EBITDA and Adjusted earnings are presented in this press release as the Company believes that they provide investors with a means of evaluating and understanding how Ardmore’s management evaluates operating performance. EBITDA and Adjusted EBITDA increase the comparability of the Company’s fundamental performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects between periods of interest expense, taxes, depreciation or amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Company believes that including EBITDA, Adjusted EBITDA and Adjusted earnings as financial and operating measures assists investors in making investment decisions regarding the Company and its common stock.

For purposes solely of the quarterly common dividend calculation, Adjusted earnings represents the Company’s Adjusted earnings for the quarter ended September 30, 2026, but excluding the impact of unrealized gains / (losses) and certain non-recurring items.

These non-GAAP measures should not be considered in isolation from, as substitutes for, or superior to, financial measures prepared in accordance with U.S. GAAP. In addition, these non-GAAP measures may not have a standardized meaning and therefore may not be comparable to similar measures presented by other companies.

Reconciliation of net income to EBITDA, Adjusted EBITDA and Adjusted EBITDAR

	Three Months Ended		Nine Months Ended
	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
In thousands of U.S. Dollars
Net income	16,348	12,786	100,447	28,640
Interest income	(214)	(188)	(693)	(603)
Interest expense and finance costs	1,042	1,744	4,869	3,721
Income tax	44	137	105	202
Depreciation	9,194	8,755	27,713	24,308
Amortization of deferred drydock expenditures	1,725	1,621	5,299	3,799
EBITDA	28,139	24,855	137,740	60,067
Gain on vessel sold	—	—	(12,201)	—
Loss on extinguishment of debt	—	469	—	469
Loss from equity method investments	46	121	102	288
ADJUSTED EBITDA	28,185	25,445	125,641	60,824
Plus: Vessel lease expense component	605	2,183	1,552	7,725
ADJUSTED EBITDAR	28,790	27,628	127,193	68,549

Reconciliation of net income attributable to common stockholders to Adjusted earnings

	Three Months Ended		Nine Months Ended
	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
In thousands of U.S. Dollars except per share data
Net income attributable to common stockholders	16,348	12,143	100,447	26,733
Gain on vessel sold	—	—	(12,201)	—
Loss on extinguishment of debt	—	469	—	469
Adjusted earnings	16,348	12,612	88,246	27,202

Adjusted earnings per share, basic	0.40	0.31	2.16	0.67
Adjusted earnings per share, diluted	0.40	0.31	2.15	0.67

Weighted average number of shares outstanding, basic	40,851,870	40,694,411	40,804,228	40,599,862
Weighted average number of shares outstanding, diluted	40,999,114	40,712,341	41,001,711	40,740,174

Adjusted earnings for purposes of dividend calculation

			Three Months Ended
			September 30, 2026
In thousands of U.S. Dollars except per share data
Adjusted earnings			16,348
Unrealized gains			—
Adjusted earnings for purposes of dividend calculation			16,348

Dividend to be paid			11,030
Dividend Per Share (DPS)			0.27

Number of shares outstanding as of November 3, 2026			40,851,870

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, expectations, projections, strategies, beliefs about future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “should”, “may”, “will”, “expect” and similar expressions are among those that identify forward-looking statements.

Forward-looking statements in this press release include, among others, statements regarding: future operating or financial results, including future earnings and financial position; the Company’s future strategic priorities; fleet expansion and vessel and business acquisitions and divestitures, and the timing and pricing thereof; global and regional economic and political conditions and trends; shipping market trends and market fundamentals, including tanker demand and supply and future spot and charter rates; the potential effects of tariffs, and other foreign policy activities, including sanctions, embargoes, and import and export restrictions on global markets, the shipping industry and the Company’s operations; the potential effect of geopolitical conflicts, including the Russia-Ukraine conflict, the ongoing conflict in the Middle East, attacks against vessels in the Red Sea area, disruptions in the Strait of Hormuz on the shipping industry and the Company; expected drydocking days; estimated future installment payments for newbuilding vessels; and the timing and payment of quarterly dividends by the Company. The forward-looking statements in this press release are based upon various assumptions, including, among others, the Company’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. The Company cautions readers of this release not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to update or revise any forward-looking statements. These forward-looking statements are not guarantees of the Company’s future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include: the strength of world economies and currencies; general market conditions, including fluctuations in spot and charter rates and vessel values; changes in demand for and the supply of tanker vessel capacity; changes in the projections of spot and time charter trading of the Company’s vessels; geopolitical conflicts and developments, including, among others, future developments relating to the Russia-Ukraine conflict (including related sanctions and import bans), the conflict in the Middle East; changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs; general domestic and international political and trade conditions; potential disruption of shipping routes due to accidents, piracy or other events; fluctuations in oil prices; the market for the Company’s vessels; competition in the tanker industry; availability and completion of financing and refinancing; potential changes in existing newbuilding vessel orders; the Company’s operating results and capital requirements; the declaration of any future dividends by the Company’s board of directors; charter counterparty performance; any unanticipated delays or complications with scheduled drydockings; ability to comply with covenants in the Company’s financing arrangements; changes in governmental rules and regulations or actions taken by regulatory authorities; the Company’s ability to charter vessels for remaining revenue days during the fourth quarter of 2026 in the spot market; vessel breakdowns and instances of off-hire; and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s Form 20-F for the year ended December 31, 2025, for a more complete discussion of these and other risks and uncertainties.

Investor Relations Enquiries:

Mr. Leon Berman	Mr. Bryan Degnan
IGB Group	IGB Group
32 Broadway, Suite 1314	32 Broadway, Suite 1314
New York, NY 10004	New York, NY 10004
Tel: 212-477-8438	Tel: 646-673-9701
Fax: 212-477-8636	Fax: 212-477-8636
Email: lberman@igbir.com	Email: bdegnan@igbir.com